Exhibit 99.1        Employment Agreement

             This Employment Agreement is made as of the   13th    day of July,   2001           , by and between MINUTEMAN INTERNATIONAL, INC., an Illinois corporation, hereinafter called “Employer”), and GREGORY J. RAU, (hereinafter called “Employee”) for employment with the Employer as its President and Chief Executive Officer.  This Agreement supercedes any and all prior Employment Agreements the Company had with Mr. Rau, including but not limited to the Employment Agreement dated May 31, 1999, which is terminated by mutual agreement of the parties this date.

1.	TERM: The Employer hereby agrees to employ the Employee and the Employee agrees to accept employment in the capacity of President and Chief Executive Officer upon the terms and conditions hereinafter set forth. The Employee agrees to devote his full time efforts to the business of the Employer. The term of this Agreement shall be five (5) years effective as of January 15, 2001, and terminated January 14, 2006. In addition, the Employee shall serve as a member of the Board of Directors, subject to shareholder approval.

2.	DUTIES: The Employee shall be responsible for all customary and standard duties as the Employer’s President and Chief Executive Officer. The Employee shall be responsible for all corporate activities and shall report directly to the Board of Directors of the Employer. Further, in the conduct of his activities for the Employer, the Employee is required to obtain majority approval of the Board of Directors of the Employer prior to committing to any of the following:

A.         Purchase, sale or mortgage of any real property;

B.          Granting of any Proxies;

C.          Committing the Employer to any single liability in excess of One Hundred Thousand Dollars ($100,000.00);

D.         Granting any employee a loan or advance payments in salary in excess of two months normal salary for the employee;

E.          Establishing a subsidiary relationship or acquiring all or part of any supplier or any other company;

F.          Any single investment of Fifty Thousand Dollars ($50,000.00), which has not been previously approved by the Board of Directors as part of the annual budget or business plan of the Employer;

G.          Declaration and Issuance of Dividends;

H.         The promotion or hiring of any individual to the position of corporate officer.

I.           The sale, merger or acquisition of any asset of the Employer in excess of One Hundred Thousand Dollars ($100,000.00), not considered in the normal course of business;
3.	COMPENSATION:

             A.             SALARY:  For all services rendered by the Employee during the term of the Agreement, the Employer shall pay the Employee a salary of One Hundred Fifty Thousand Dollars ($150,000.00) per year, payable in equal semi-monthly installments on the normal payroll dates of the Employer less appropriate withholding for taxes.  The Employee’s salary may at the sole discretion of the Employer be reviewed periodically for adjustment by the Board of Directors, but may not be reduced without the Employee’s written consent.  Any increase in the Employee’s salary must be in writing as approved by the Board of Directors.  In addition, any discretionary bonus compensation to be paid to the Employee shall be determined by the Employer’s Board of Directors.  The Employer does have a Compensation Committee that annually reviews the compensation policies and practices of the Employer.  The Compensation Committee may make non-binding recommendations to the Employer’s Board of Directors.

             B.             COMMISSION:

             (1)         The Employee shall be entitled to a commission of 0.1% of all the Employer’s consolidated net sales, which excludes any intercompany sales between Minuteman International, Inc. and its subsidiaries, but including net sales to other companies of the Hako-Werke International GmbH group.  This commission shall be paid one month after the end of each quarter.

             (2)         The Employee shall be entitled to receive One percent (1%) of the consolidated profits before interest and income taxes of the Employer as calculated on a LIFO basis as reported on the annual audited Financial Statements of Minuteman International, Inc. (referred to herein as “Profit Bonus”).  This amount shall be paid when the Audited Financial Statements have been prepared and approved by the Audit Committee and the Board of Directors, which is anticipated to be prior to April 15th of each calendar year.

             (3)         As an employee of Minuteman International, Inc., the Employee shall be entitled to participate in the restricted Stock plan and benefits as provided by the Minuteman International, Inc. 2000 Restricted Stock Plan if so determined by the Board of Directors.  Upon the Employees’ termination all shares awarded to the Employee, if any, pursuant to the Minuteman International, Inc. 2000 Restricted Stock Plan shall vest per terms of the plan and award issued.

C.          INSURANCE:  The Employer shall provide a Term Life Insurance policy in the amount of Seven Hundred Fifty Thousand Dollars ($750,000.00), payable at the Employee’s death to his designated beneficiaries.  In the event of the Employees’ termination prior to death, Employee will be entitled to the assignment of the policy if the policy is assignable under the terms of the contract.  In addition, the Employee shall be entitled to receive and participate in all of the Employer’s insurance or other standard company benefits presently in full force and effect and in the future provided to employees and executive officer of the Employer.

D.         EXPENSES AND AUTOMOBILE:      The Employee is authorized to incur reasonable expenses for promoting the business of the Employer, including expenses for business travel, business entertainment and similar items.  Airline travel will generally be other than first class except when business reasons require otherwise.  The Employer will reimburse the Employee for all work related expenses upon the weekly presentation by the Employee of adequate itemized receipts as may be required by tax laws or regulations.  In addition, the Employee shall be entitled to the use of a full sized automobile as approved by the Board of Directors with all business, fuel, insurance and maintenance expenses relating to the automobile paid for by the Employer.

E.          VACATION:  The Employee shall be entitled to vacation in accordance with the current terms of the Employer’s Vacation Policy, that covers all Minuteman International Inc. Non-Union employees.
4.	RESTRICTIVE COVENANTS: As a condition of employment with the Employer, the Employee has executed simultaneously with this Employment Agreement, the Minuteman International, Inc. Non- Competition and Confidentiality Agreement, a copy of which is attached hereto as Exhibit A. Pursuant to the terms of the Non-Competition and Confidentiality Agreement as more fully described therein, upon the Employee’s termination from employment with the Employer, the Employee agrees among other things to keep strictly confidential all confidential and proprietary information of the Employer. In addition, for a twelve (12) month period following termination, the Employee agrees not to become employed either directly or indirectly as an employee, agent, or consultant or to become a 5% shareholder or partner for any business entity or company that directly or indirectly competes with the Company in the industrial and commercial floor cleaning and maintenance industry. The Employee further agrees that during the twelve months following his termination that he will not solicit the Employer’s customers, vendors, suppliers, employees, or any person, firm, or company that has done business with the Employer during the last eighteen months prior to the Employee’s termination. In addition to any payments which may be rendered pursuant to the Employee’s termination from employment as stated below at Paragraphs 5 and 6, in the event that the Employee is terminated without cause or the Employee terminated the Agreement for Good Reason as more fully defined below, the Employer shall also pay an amount equal to the Employee his salary only, less withholding for payment of taxes, in equal monthly installments for the twelve month period following his termination of employment. Payments shall not be conditioned upon the Employee seeking other employment or becoming employed during this period. In the event that Employee breaches the terms of the Non-Competition and Confidentiality Agreement at any time following his termination, the Employer shall be entitled to recover all sums paid hereunder in addition to all other damages as further stated in the Non-Competition and Confidentiality Agreement. However, in the event that the Employee voluntarily terminated this Agreement, or the Employee is terminated For Cause, or his termination is due to his death or disability, no payments shall be made hereunder and the Employee shall remain bound to adhere fully to the terms and conditions of the Non-Competition and Confidentiality Agreement.

5.	TERMINATION BY THE EMPLOYEE:

A.         VOLUNTARY TERMINATION:  The Employee may terminate this Agreement at any time upon six (6) months written notice to the Employer.  During this time period, the Employee agrees to assist in the search to find a qualified person to replace the Employee and to train said replacement in the duties of the Employee.  However, upon the mutual agreement of the parties and as reduced to writing, the Agreement may be terminated sooner than the six month notification period as required by the Employee hereunder.  The Employer shall be obligated to pay the Employee all sums for salary and commissions earned as of the Employee’s last date of employment as well as profit bonus prorated based upon the number of days employed in the current calendar year based upon the amount paid for profit bonus during the preceding calendar year.

B.          TERMINATION FOR GOOD REASON:  The Employee may terminate this Agreement at any time upon written notice for Good Reason if any of the following events occur:  (1) the assignment to the Employee of duties and responsibilities inconsistent in any material respect with his present duties as President and Chief Executive Officer or a change of that materially diminishes his authority, duties or responsibility as President and Chief Executive Officer; (2) the Employer’s material breach of this Agreement, which is not remedied within thirty (30) days after receipt of written notice; (3) any failure by the Board of Directors to nominate the Employee for election to the Board of Directors; (4) a material reduction in the Employee’s commissions, profit bonus or non-salaried benefits that reduces the Employee’s opportunity to earn such compensation or (5) the relocation of the Employer’s headquarters out of the State of Illinois.  In the event that the Employee elects to terminate this Agreement for Good Reason as defined above, the Employer shall continue to pay the Employee for the remainder of the term his compensation as reduced to Seventy Five Percent (75%) of his salary, commission, and profit bonus, less withholding for payment of taxes, based upon the preceding year’s audited Annual Financial Statements.  These payments shall be made in equal monthly installments for the remainder of the Term.  In addition, the Employer shall agree to provide health insurance for the Employee and his dependents for the duration of the term following his termination.  In the event that the Employee accepts employment with any entity thereafter wherein health insurance for himself and his dependents is so provided, the Employer’s continuing obligation to provide health insurance shall cease.  In the event the Employee elects to terminate this Agreement for Good Reason and the Employer disputes the Employee’s stated reasons for termination for Good Reason, the Employer may within thirty days (30) file a written response to the stated reasons with the Employee, and the Employee reserves the right to withdraw the notice of termination and reinstate all terms of the Agreement.
6.	TERMINATION BY THE EMPLOYER:

A.         TERMINATION FOR CAUSE:  The Employer may terminate the Employee at any time For Cause effective immediately upon written notice of any of the following events occurring:  (1) the Employee’s gross neglect of his duties which has resulted or is likely to result in material economic damage of the Employer;  (2) embezzlement, fraud or theft of corporate assets; (3) a material breach of this Agreement by the Employee, which is not remedied within thirty (30) days after receipt of written notice; or (4) the Employee’s indictment or conviction of a felony; and (5) breach of the Employer’s Non-Competition and Confidentiality Agreement.  In the event the Employee is terminated For Cause and the Employee disputes the Employer’s stated reasons for termination, the Employee may within thirty (30) days file a written response to the stated reasons with the Employer and the Employer reserves the right to withdraw the notice of termination and reinstate the Employee under the terms of the Agreement.

B.         TERMINATION WITHOUT CAUSE:  The Employer may terminate this Agreement at any time upon written notice to the Employee.  Unless the Employee is terminated For Cause or due to his Death or Disability as defined below, the Employer shall continue to pay the Employee his compensation as reduced to Seventy Five percent (75%) of his salary, commission and profit bonus, less withholding for payment of taxes, based upon the preceding year’s audited Annual Financial Statement in equal monthly installments for the remainder of the Term.  In addition, the Employer shall agree to provide health insurance for the Employee and his dependents for one year following his termination, unless the Employee accepts new employment during said period wherein health insurance is so provided.  However, in the event that Hako-Werke International GmbH sells its controlling interest below 50% ownership to any entity through a private or public sale, merger or tender offer of less than or all of the shares of the company and thereafter the Employee is terminated, the Employer shall continue to pay the Employee One Hundred Percent (100%) of his compensation:  salary, commissions and profit bonus, less withholding for payment of taxes, based upon the last full years audited Annual Financial Statement plus provide health insurance for the Employee and his dependents through the remainder of the Term or the next twenty four (24) months, whichever period is greater.  In the event the Employee accepts employment at any time with any entity thereafter wherein health insurance for himself and his dependents is so provided, the Employer’s continuing obligation to provide health insurance shall cease.

C.         TERMINATION DUE TO DEATH OR DISABILITY:  The Employer may terminate the Employee without notice in the event  the Employee dies or is declared disabled.  Disability is defined as the inability of the Employee to perform the essential functions of his duties hereunder by reason of illness, physical or mental impairment for an uninterrupted period of ninety (90) days and as confirmed by medical report.  In addition to the Employer’s standard and customary death and long term disability policies and other benefits previously earned (including but not limited to: vacation, 401(k), restricted stock awards); the Employer agrees to provide the Employee of his Estate or heirs the equivalent of the Employee’s last full years salary.  Further, the Employer shall provide a prorated portion based upon the number of days employed in the current calendar year of all commission and profit bonus he would otherwise be entitled to, but in no event will this amount be less than 75% of the amounts paid during the preceding calendar year.  Further, for the twelve-month period following the Employee’s death or declaration of disability, the Employee and his spouse and eligible dependents shall continue to receive any health insurance benefits previously provided without cost.
7.	The Employer’s obligation to make payments under paragraphs 4, 5 and 6, if any, shall not be conditioned upon the Employee seeking other employment or becoming employed during this period.

8.	This Agreement shall be binding upon and inure to the benefit of the parties, their personal representatives, successors and assigns.

9.	The validity, constructions and enforceability of this Agreement shall be governed in all respects by the laws of Illinois.

10.	Any notices required to be given hereunder shall be deemed received as of the postmark date when mailed first class, postage paid, registered, certified or regular mail or be personal delivery to the parties at the following addresses:

EMPLOYER:    MINUTEMAN INTERNATIONAL, INC.
                           111 S. Rohlwing Road
                           Addison, IL  60101

EMPLOYEE:    GREGORY J. RAU
                           #3 Brom Court
                           Sleepy Hollow, IL  60118

Both parties must notify the other party in the event of any change of address by written notice as set forth above.
11.	The waiver of either party of a breach of a provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party. The parties further agree to pay the reasonable attorney fees, court costs and litigation expenses of the prevailing party in enforcing any of the provisions of this Agreement as determined by the trier of fact.
12.	The Employer and the Employee acknowledge that neither has investigated the tax consequences, if any, to each party under Section 280G of the Internal Revenue Code as such effects potential payments made to the Employee by the Employer under the Employment Agreement. This issue is under investigation by the Employer’s auditors, Ernst & Young. Both parties agree to amend the Employment Agreement upon receipt of Ernst & Young’s report, if necessary, to ensure that the tax consequences, if any, under this Agreement are fair and equitable to both the Employer and the Employee.
13.	This Agreement contains the entire agreement between the parties with respect to the subject matter hereof. All prior discussions, understanding, negotiations and agreements are merged herein. The Agreement may be modified or amended only by the mutual written agreement of the parties.
14.	This Agreement may be executed in counterparts copies, any one of which, when executed, may be deemed to be an original.

             IN WITNESS WHEREOF, the parties have executed this Agreement on the date herein above set forth.

MINUTEMAN INTERNATIONAL, INC.

By:	/s/ Thomas J. Nolan

Thomas J. Nolan
Chief Financial Officer, Secretary and Treasurer

Date:	7/13/01

Jackie Gazzola

Witnessed

Date:	7/13/01

EMPLOYEE: GREGORY J. RAU

By:	/s/ Gregory J. Rau

Gregory J. Rau

Date:	7/13/01

EXHIBIT A

Non-Competition and Confidentiality Agreement

             Agreement made this       13        day of            July                                 ,2001, by and between Minuteman International, Inc., ("Employer") and  Gregory J. Rau                  ("Employee").

I.           Acknowledgements of the Parties

             A.         The Employee is employed by the Employer as its President and Chief Executive Officer pursuant to an Employment Agreement dated                 July 13                      , 2001, entered into by the Employer and the Employee and hereinafter referred to as “Employment Agreement”.

             B.          The Employer is in the business of developing, manufacturing and marketing commercial and industrial floor maintenance equipment and floor cleaning chemicals in the floor cleaning and maintenance industry. The  Employer's relationship with its customers, its on-going service to them, and the protection of confidential, proprietary, unique and secret information belonging to both the Employer and its customers, suppliers and vendors are vital to the continued successful operation of the Employer's business.  The divulgence of any of the above stated information would constitute an irreparable injury to Employer and for its customers, suppliers and vendors.

             C.          The parties both recognize and acknowledge that the services of Employee are special and unique, that his position is one of great trust and confidence, and that by reason of his employment he will gain confidential and proprietary information covering and relating to the Employer's business, staff and executive employees, customers, suppliers and vendors.

             D.         Employee understands that he need not accept or continue employment with the Employer; that he has freely chosen to enter into the terms of this Agreement because of his desire to take advantage of the specific employment opportunities available with the Employer, and that entry into, adherence to and compliance with this Agreement and its terms are conditions of his employment or continued employment with Employer.

II.          Employment

In consideration of his employment by Employer, Employee agrees as follows:

             A.         Employee agrees to devote his best efforts to the performance and faithful execution of his duties.  Employee further agrees that during the term of his employment with Employer he will not engage in or become interested in any other employment without written consent of Employer.

             B.          During the term of Employee's employment with Employer and for a period of one (1) year following the termination of his employment with Employer, regardless of who initiated the termination, Employee shall not become employed either directly or indirectly as an employee, proprietor, partner, agent, or consultant or to become a 5% shareholder or partner for any business entity or company that directly or indirectly competes with the Employer in the industrial and commercial floor cleaning and maintenance industry.  Further, during the one-year period following his termination of employment with the Employer, the Employee shall not:

             1.          Sell or solicit orders for industrial and commercial floor cleaners and maintenance equipment, and floor care chemicals and any other products manufactured, developed or under development by the Employer in the floor cleaning and maintenance industry or services to or from any customer, vendor, or supplier from whom he or the Employer solicited, accepted orders from, performed services for within a eighteen (18) month period prior to the Employee's termination of employment.  Employee agrees that he will not approach any customer, vendor or supplier of Employer for any such purpose or knowingly cooperate with the taking of any such action by any other individual person or entity or;

             2.          Solicit or endeavor to entice away from Employer or any customer of Employer, any person who was employed with Employer or any customer, of Employer, at any time during Employee's employment by Employer, in order to accept employment or association with another person or entity.

             3.          Engage in or be employed in the development, manufacture, marketing or production of commercial and industrial floor maintenance equipment, chemicals and any other products manufactured, developed or under development by the Employer in the floor cleaning and maintenance industry or services in connection therewith.

             4.          Serve any organization engaged in development, sale, manufacture, production or marketing of commercial and industrial floor maintenance equipment, chemicals and any other products manufactured, developed or under development by the Employer in the floor cleaning and maintenance industry except after furnishing Employer written assurances both from him and his new employer, in form and substance satisfactory to the Employer, stating that the Employee will not for such one (1) year period render services which will be contrary to the restriction set forth in Section B (1) through (3) hereof.

             5.          Employee acknowledges that any patent, copyright, trademark, licenses, or other inventions developed by him or through his collaborations while employed by the Employer are the proprietary and confidential property of the Employer. Employee will assert no patent, copyright, trademark, license or other rights against the Employer based upon patents, copyrights, trademarks, licenses or other inventions made by him or through his collaborations prior to the date of the Agreement except for rights under those patents and patent applications, copyrights, trademarks, licenses or other inventions, if any, as are listed below:

             C.          Employee shall not, at any time during the term of his employment with Employer or at any time thereafter, disclose for use by himself or any other person or other entity, any confidential or proprietary information or knowledge obtained or developed by him during his employment by Employer, which is not generally known in the industrial cleaning chemical and commercial cleaning equipment and maintenance industry, which is related to the business of the Employer or the business of the Employer's customer, supplier or vendor, or is in the nature of a trade or business secret of Employer or the Employer's customers, vendors or suppliers, including but not limited to: pricing information and current prices of Employer; business, production and marketing strategies; information concerning products, sales, information, customers, prospective customers, suppliers or vendors, or business ideas.  Employee acknowledges that such are the valuable property of Employer and shall be held by Employee in confidence and trust for the sole benefit of Employer.

             D.         Employee represents and acknowledges that the foregoing restrictions will not prevent him from obtaining gainful employment or cause him undue hardship; and that there are numerous other employment opportunities available to him in the geographic area reasonably proximate to his place of residence that are not affected by the foregoing restrictions.

             E.          Employee shall make the terms and conditions of this Agreement known to any business, entity, or persons engaged in activities directly or indirectly competitive with Employer's business, with which he becomes associated subsequent to his termination of this employment with Employer.  Employer shall have the right to make the terms of this Agreement known to third persons.  Employee hereby warrants that he is not now under legal or contractual obligations that would conflict in any manner with this Agreement.

             F.          At the time of Employee's termination or upon demand by Employer (whichever is sooner), Employee shall promptly turn over to Employer all documents, including, but not limited to: price books, lists and catalogues, relating to or generated by Employer or its customers, suppliers, vendors, employees, agents or representatives, and all assets or property of any kind that belong to Employer.  Further, Employee shall not copy or record in any manner whatsoever the information contained in the foregoing materials without the expressed written consent of Employer, and Employee shall turn over to Employer any copies or recordings or computer stored or processed documentation of any kind whatsoever containing information derived directly or indirectly from the aforestated materials.

             G.          Additional Consideration.  Per Section 4 of Employment Contract, which is in addition to any payments which may be rendered pursuant to the Employee’s termination of employment with the Employer as more fully stated within the Employment Contract dated                        July 13                    , 2001, Sections 5 and 6 in the event that the Employee is terminated Without Cause or the Employee terminates the Employment Agreement for Good Reason as defined in the Employment Contract, the Employer shall pay to the Employee an amount equal to his current salary only, less withholding for payment of taxes, in equal monthly installments for the twelve month period following his termination of employment. Payments shall not be conditioned upon the Employee seeking other employment or becoming employed during this period.  However, in the event that the Employee breaches the terms of this Non Competition and Confidentiality Agreement at any time following his termination, the Employer shall be entitled to recover all sums for additional consideration paid plus any and all other damages as further stated herein.  In the event that the Employee voluntarily terminates the Employment Agreement, or the Employee is terminated For Cause, or his termination is due to his death or disability, no additional consideration as stated above pursuant to this Non-Competition and Confidentiality Agreement shall be made to the Employee and the Employee shall remain bound to adhere fully to the terms and conditions of this Non Competition and Confidentiality Agreement.

III.        Remedies

Employee acknowledges that any violation of paragraphs II(B), II(C) or II(F) would result in irreparableinjury to Employer.  In the event of any violation of this Agreement, Employer shall be authorized and entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief, an equitable account of all profits or benefits arising out of such violation and the right to damages sustained by Employer.  The parties further agree to pay the reasonable attorney fees, court costs and litigation expenses of the prevailing party in enforcing any of the provisions of this Agreement as determined by the trier of fact.  The covenants on the part of Employee found in this Agreement shall be construed as agreements independent of any provision of this or any other Agreement between the parties, and the existence of any claim or cause of action of Employee against Employer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Employer of these covenants.

IV.        Miscellaneous

             A.         All of the terms and conditions of this Agreement take precedence over any and all prior agreements made by and between Employer and Employee.

             B.          In the event any of the restrictions contained in this Agreement are held to be in any respect an unreasonable restriction upon Employee, then the court so holding shall conform these restrictions to the extent necessary to render any of them enforceable.  In the event any parts of this Agreement are found to be invalid, illegal or non-enforceable, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the invalid, illegal or unenforceable parts were deleted.

             C.          The rights and obligations of Employer hereunder shall inure to the benefit of and be binding upon any successor or assign of Employer.

             D.         The waiver or non-enforcement by Employer of any breach of any provisions of this Agreement by Employee shall not operate or be construed as a waiver of any subsequent breach by Employee.  No waiver shall be legally operative unless in writing and signed by an authorized agent of Employer.

             E.          This Agreement, unless stated otherwise herein, may only be amended by the written mutual agreement of the parties hereto.  All notices pursuant to this Agreement must be in writing and delivered either personally or by certified mail to the other party.

             F.          Employer and Employee acknowledge and agree that the law of Illinois shall govern the respective rights and obligations to the parties of this Agreement.  Both the Employer and Employee agree to submit to the jurisdiction of Illinois should any controversy arise under this Agreement.  If any provision of this Agreement shall be voided by reason of a statute or law, if prior or judicially applied to this Agreement, then this Agreement shall be construed as if such provisions is not contained herein in so far as such particular jurisdiction is concerned.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first written above.

EMPLOYER:
MINUTEMAN INTERNATIONAL, INC.

By:	/s/ Thomas J. Nolan

Title:	Vice President

WARNING:  DO NOT SIGN THIS AGREEMENT UNTIL YOU HAVE READ IT ENTIRELY.  IF YOU HAVE ANY QUESTIONS YOU SHOULD CONFER WITH YOUR ATTORNEY BEFORE SIGNING.

EMPLOYEE:	WITNESS:

Gregory J. Rau	Jackie Gazzola

ADDRESS:

#3 Brom Court

Sleepy Hollow, IL 60118